UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

TWO HARBORS INVESTMENT CORP.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90187B101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 13 Pages
Exhibit Index: Page 12

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 2 of 13 Pages

1	NAME OF REPORTING PERSON: TACONIC CAPITAL ADVISORS L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5826144
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,323,240 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,323,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,240 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% based on 13,502,449 shares outstanding as of December 11, 2009. (2)
12	TYPE OF REPORTING PERSON IA

(1)    This amount consists of 1,200,000 Shares of the Issuer's Common Stock and 123,240 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 123,240 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  The Reporting Persons hold warrants, which by their terms are exercisable immediately at the option of the holder, but these warrants are subject to “ownership blocker” provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.8% of the Shares then issued and outstanding.   See Item 4(a).

(2)    This amount consists of 13,379,209 Shares outstanding, as per the Issuer’s most recently filed Form 10-Q, and 123,240 Shares added to the Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  See Item 4(b).

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 3 of 13 Pages

1	NAME OF REPORTING PERSON: TACONIC CAPITAL ADVISORS UK LLP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-5366362
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,323,240 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,323,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,240 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% based on 13,502,449 shares outstanding as of December 11, 2009. (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)   This amount consists of 1,200,000 Shares of the Issuer's Common Stock and 123,240 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 123,240 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  The Reporting Persons hold warrants, which by their terms are exercisable immediately at the option of the holder, but these warrants are subject to “ownership blocker” provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.8% of the Shares then issued and outstanding.   See Item 4(a).

(2)    This amount consists of 13,379,209 Shares outstanding, as per the Issuer’s most recently filed Form 10-Q, and 123,240 Shares added to the Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  See Item 4(b).

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 4 of 13 Pages

1	NAME OF REPORTING PERSON: TACONIC ASSOCIATES LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 20-0870712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,323,240 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,323,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,240 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% based on 13,502,449 shares outstanding as of December 11, 2009. (2)
12	TYPE OF REPORTING PERSON OO

(1)   This amount consists of 1,200,000 Shares of the Issuer's Common Stock and 123,240 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 123,240 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  The Reporting Persons hold warrants, which by their terms are exercisable immediately at the option of the holder, but these warrants are subject to “ownership blocker” provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.8% of the Shares then issued and outstanding.   See Item 4(a).

(2)    This amount consists of 13,379,209 Shares outstanding, as per the Issuer’s most recently filed Form 10-Q, and 123,240 Shares added to the Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  See Item 4(b).

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 5 of 13 Pages

1	NAME OF REPORTING PERSON KENNETH D. BRODY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,323,240 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,323,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,240 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% based on 13,502,449 shares outstanding as of December 11, 2009. (2)
12	TYPE OF REPORTING PERSON IN

(1)   This amount consists of 1,200,000 Shares of the Issuer's Common Stock and 123,240 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 123,240 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  The Reporting Persons hold warrants, which by their terms are exercisable immediately at the option of the holder, but these warrants are subject to “ownership blocker” provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.8% of the Shares then issued and outstanding.   See Item 4(a).

(2)    This amount consists of 13,379,209 Shares outstanding, as per the Issuer’s most recently filed Form 10-Q, and 123,240 Shares added to the Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  See Item 4(b).

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 6 of 13 Pages

1	NAME OF REPORTING PERSON: FRANK P. BROSENS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER None
	6	SHARED VOTING POWER 1,323,240 (1)
	7	SOLE DISPOSITIVE POWER None
	8	SHARED DISPOSITIVE POWER 1,323,240 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,323,240 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.8% based on 13,502,449 shares outstanding as of December 11, 2009. (2)
12	TYPE OF REPORTING PERSON IN

(1)    This amount consists of 1,200,000 Shares of the Issuer's Common Stock and 123,240 Shares that the Reporting Person may be deemed to beneficially own upon exercise of warrants as per Rule 13d-3(d)(1)(i).  Reporting Persons have added 123,240 Shares to the number of Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  The Reporting Persons hold warrants, which by their terms are exercisable immediately at the option of the holder, but these warrants are subject to “ownership blocker” provisions prohibiting the holder from exercising the warrants to the extent that such exercise would result in the holder being deemed the beneficial owner of more than 9.8% of the Shares then issued and outstanding.   See Item 4(a).

(2)    This amount consists of 13,379,209 Shares outstanding, as per the Issuer’s most recently filed Form 10-Q, and 123,240 Shares added to the Shares outstanding based upon an amount of Shares that the Reporting Persons are entitled to obtain upon the exercise of warrants as per Rule 13d-3(d)(1)(i).  See Item 4(b).

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 7 of 13 Pages

ITEM 1(a).	NAME OF ISSUER:
Two Harbors Investment Corp. (the “Issuer”).

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

601 Carlson Parkway, Suite 330, Minnetonka, MN 55305

ITEM 2(a).
NAME OF PERSON FILING:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)   Taconic Capital Advisors L.P. (“Taconic Advisors LP”);
ii)  Taconic Capital Advisors UK LLP (“Taconic Advisors UK”);
iii) Taconic Associates LLC (“Taconic Associates”);
iv) Kenneth D. Brody (“Mr. Brody”); and
v)  Frank P. Brosens (“Mr. Brosens”).

This Statement relates to the Shares (as defined herein) held for the accounts of Taconic Opportunity Fund L.P. (“Taconic Opportunity Fund”) or Taconic Opportunity Master Fund L.P. (“Taconic Opportunity Master Fund”, and collectively, the “Taconic Funds”).  Taconic Advisors LP and Taconic Advisors UK serve as the investment managers to each of the Taconic Funds.  Taconic Capital Performance Partners LLC (“Taconic Partners”) serves as the general partner to Taconic Advisors LP.  Taconic Associates serves as the general partner to the Taconic Funds.  Mr. Brody is a principal of Taconic Advisors LP, a director of Taconic Capital Services UK Ltd., the managing member of Taconic Advisors UK, and a manager of Taconic Partners and Taconic Associates.  Mr. Brosens is a principal of Taconic Advisors LP, a director of Taconic Capital Services UK Ltd., the managing member of Taconic Advisors UK, and a manager of Taconic Partners and Taconic Associates.  In such capacity, Mr. Brody and Mr. Brosens may be deemed to have voting and dispositive power over the Shares held for each of the Taconic Funds.

ITEM 2(b).
ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the principal business office of each of Taconic Advisors LP, Taconic Associates, Mr. Brody and Mr. Brosens is c/o Taconic Capital Advisors L.P., 450 Park Avenue, 9th Floor, New York, NY 10022.

The address of the principal business office of Taconic Advisors UK is 55 Grosvenor Street, London, UK W1K 3HY.

ITEM 2(c).	CITIZENSHIP: i) Taconic Advisors LP is a Delaware limited partnership;

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 8 of 13 Pages

ii)  Taconic Advisors UK is a United Kingdom limited liability partnership;

iii) Taconic Associates is a Delaware limited liability company;

iv) Mr. Brody is a citizen of the United States of America;

v) Mr. Brosens is a citizen of the United States of America.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.0001 per share (the “Shares”)
ITEM 2(e).	CUSIP NUMBER: 90187B101
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D.1(B) OR 240.13D.2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

ITEM 4.	OWNERSHIP:

ITEM 4.(a)	AMOUNT BENEFICIALLY OWNED:

As of December 31, 2009, the Reporting Persons may be deemed to beneficially own 1,323,240 shares held for the account of the Taconic Funds.  This amount consists of: A) 1,200,000 Shares held for the account of the Taconic Funds; and B) 123,240 Shares held for the account of the Taconic Funds that the Reporting Persons may be deemed to own upon exercise of warrants as per Rule 13d-3(d)(1)(i).

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 9 of 13 Pages

The warrants contain an ownership blocker provision (the “Blocker”) under which the holders of the warrants do not have the right to exercise these warrants into Shares to the extent that such exercise would result in beneficial ownership by the holder of more than 9.8% of the total number of Shares issued and outstanding (including for such purpose the Shares issuable upon such exercise).

ITEM 4.(b)	PERCENT OF CLASS:

The number of Shares of which the Reporting Persons may be deemed to be the beneficial owner constitutes 9.8%  of 13,502,449 Shares, the total number of Shares outstanding. (Based upon information provided in the Issuer's most recently-filed Form 10-Q, there were 13,379,209 Shares outstanding as of December 11, 2009.  Reporting Persons may be deemed to beneficially own 123,240 Shares upon the exercise of warrants.  Pursuant to Rule 13d-3(d)(1)(i), such Shares have been added to the Issuer's number of Shares outstanding, therefore totaling 13,502,449, as the number of Shares outstanding.)

ITEM 4.(c)	NUMBER OF SHARES OF WHICH SUCH PERSON HAS:

Taconic Advisors LP:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,323,240
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,323,240

Taconic Advisors UK:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,323,240
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,323,240

Taconic Associates:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,323,240
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,323,240

Mr. Brody:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,323,240
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,323,240

SCHEDULE 13G
CUSIP NO. : 90187B101		Page 10 of 13 Pages

Mr. Brosens:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	1,323,240
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	1,323,240

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
This Item 5 is not applicable.
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
This Item 6 is not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
This Item 7 is not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
See disclosure in Item 2 hereof.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
This Item 9 is not applicable.
ITEM 10.	CERTIFICATION:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TACONIC CAPITAL ADVISORS L.P.

Date: February 16, 2010	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: February 16, 2010	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LTD., its managing member

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: February 16, 2010	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

Date: February 16, 2010	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: February 16, 2010	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens

Page 12 of 13 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated February 16, 2010 by and among the Reporting Persons	13

Page 13 of 13 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Two Harbors Investment Corp. dated as of February 16, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

TACONIC CAPITAL ADVISORS L.P.

Date: February 16, 2010	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Principal

Date: February 16, 2010	TACONIC CAPITAL ADVISORS UK LLP

By: TACONIC CAPITAL SERVICES UK LTD., its managing member

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Director

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Director

Date: February 16, 2010	TACONIC ASSOCIATES LLC

	By:	/s/ Kenneth D. Brody
Name: Kenneth D. Brody
Title: Manager

	By:	/s/ Frank P. Brosens
Name: Frank P. Brosens
Title: Manager

Date: February 16, 2010	KENNETH D. BRODY

	By:	/s/ Kenneth D. Brody

Date: February 16, 2010	FRANK P. BROSENS

	By:	/s/ Frank P. Brosens